UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28663

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___10/01/2023___ AND ENDING ___09/30/2024___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Royce Fund Services, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
      ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__One Madison Avenue__
(No. and Street)

__New York__	__NY__	__10010__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Thomas R. Palasits__	__212 508-4561__	__tpalasits@royceinvest.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__PricewaterhouseCoopers LLP__
(Name – if individual, state last, first, and middle name)

__405 Howard Street 600__	__San Francisco__	__CA__	__94105__
(Address)	(City)	(State)	(Zip Code)

__10/20/2003__	__238__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Thomas R. Palasits</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Royce Fund Services, LLC</u>, as of <u>9/30</u>, 2 <u>024</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ANN M. DENNEHY
Notary Public State of New York
No. 01DE6212520
Qualified in Bronx County
Commission Expires October 13, 20**25**

<u>Ann M. Dennehy</u>
Notary Public

Signature: _____

Title:
Chief Financial Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Royce Fund Services, LLC

(a majority owned subsidiary of Franklin Resources, Inc.)
**Financial Statements and Supplemental Schedules
Pursuant to Rule 17a-5 of the Securities and
Exchange Act of 1934
September 30, 2024**

Royce Fund Services, LLC
(a majority owned subsidiary of Franklin Resources, Inc.)
Table of Contents
September 30, 2024



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of Royce Fund Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Royce Fund Services, LLC (the "Company") as of September 30, 2024, and the related statements of loss and comprehensive loss, of changes in members' equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital Pursuant to SEC Rule 15c3-1, Statement Regarding Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3 as of September 30, 2024 (collectively, the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

PricewaterhouseCoopers LLP, 405 Howard Street, Suite 600, San Francisco, CA 94105
T: (415) 498 5000, www.pwc.com/us



The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

December 13, 2024

We have served as the Company's auditor since 2002.

Royce Fund Services, LLC
(a majority owned subsidiary of Franklin Resources, Inc.)
Statement of Financial Condition
As of September 30, 2024

ASSETS

Cash and cash equivalents	$	4,571,755
Receivables:		
Distribution fees receivable from affiliated funds		446,699
Due from parent		546,063
Receivable from affiliates		38,212
Other assets		16,877
Total assets	$	5,619,606

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable	$	322,739
Due to parent		140,916
Payable to affiliates		156,024
Accrued distribution expense		624,760
Total liabilities		1,244,439
Commitments and contingencies (Note 5)		
Members' equity		4,375,167
Total liabilities and members' equity	$	5,619,606

Royce Fund Services, LLC
(a majority owned subsidiary of Franklin Resources, Inc.)
Statement of Loss and Comprehensive Loss
For the Year Ended September 30, 2024

Revenues:		
Distribution fees received from affiliated funds, net of waivers	$	5,524,509
Interest income		4,572
Total revenues		5,529,081
Expenses:		
Third party distribution fees and other direct costs		5,414,566
Sales commissions		48,796
Administrative fees and other expenses		767,617
Total expenses		6,230,979
Net Loss and Comprehensive Loss	$	(701,898)

Royce Fund Services, LLC
(a majority owned subsidiary of Franklin Resources, Inc.)
Statement of Changes in Members' Equity
For the Year Ended September 30, 2024

Balance at October 1, 2023	$ 5,077,065
Net Loss	(701,898)
Balance at September 30, 2024	$ 4,375,167

Royce Fund Services, LLC
(a majority owned subsidiary of Franklin Resources, Inc.)
Statement of Cash Flows
For the Year Ended September 30, 2024

Net Loss	$ (701,898)
Net changes in assets and liabilities:	
Distribution fees receivables	1,665
Due from parent	(403,759)
Due from affiliates	(33,212)
Other assets	2,440
Accounts payable	168,780
Due to parent	140,117
Payable to affiliates	155,546
Accrued distribution expenses	51,647
Net cash used in operating activities	(618,674)
Net decrease in cash and cash equivalents	(618,674)
Cash and cash equivalents at the beginning of the year	5,190,429
Cash and cash equivalents at the end of the year	$ 4,571,755

See accompanying notes to the financial statements

Royce Fund Services, LLC
(a majority owned subsidiary of Franklin Resources, Inc.)
Notes to Financial Statements

1. **Organization**

   Royce Fund Services, LLC (the "Company") is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. The Company, a wholly owned subsidiary of Royce & Associates, LP (the "Parent"), which is an indirect majority owned subsidiary of Franklin Resources, Inc., is the distributor of shares of The Royce Funds and The Royce Capital Funds, which are open-end registered investment companies with multiple portfolios (hereinafter referred to as the "Funds").

   As an introducing broker, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. **Summary of Significant Accounting Policies**

A. **Operations**

   Under a distribution agreement with the Funds, the Company seeks to promote the sale and/or continued holding of shares of such Funds through a variety of activities, including advertising, direct marketing, servicing investors and introducing parties on an ongoing basis. The Company pays commissions and other fees to certain broker-dealers who have introduced investors to certain of the Funds.

   As compensation for its services, the Company is entitled to receive from the average net assets of the Consultant Classes of Royce Small Cap, Small Cap Opportunity, MicroCap, Small Cap Total Return, Premier, Small Cap Special Equity, Small Cap Value, Smaller Companies Growth, International Premier and Dividend Value Funds, a monthly fee equal to 1% per annum of their respective average net assets. The Company is also entitled to receive 0.25% per annum of the respective average net assets of the Service Class of Royce Small Cap, Small Cap Opportunity, MicroCap, Small Cap Total Return, Premier, Small Cap Special Equity, Small Cap Value, Smaller Companies Growth, Dividend Value, Global Financial Services and International Premier Funds as well as Royce Capital Fund Micro-Cap and Small-Cap Portfolios. The Company is also entitled to receive 0.50% per annum of the respective average net assets of the R Class of Small Cap, Small Cap Opportunity, Small Cap Total Return, Premier and Small Cap Value. Effective September 9, 2024, the Royce Global Financial Services fund was closed.

For the year ended September 30, 2024, the Company voluntarily waived fees from the following classes of shares:

Service Class

Royce Small Cap	$	10,558
Royce Capital Fund- Small Cap portfolio		7,940
Royce Global Financial Services		7,027
	$	25,525

Because the Company serves as distributor only for mutual funds managed by the Parent, the Parent provides administrative services to the Company at no cost. Therefore, the Company's results from operations may not be indicative of the results of operations of a stand-alone company.

B. Fair Value of Financial Instruments

The Company uses a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based on whether the inputs to those valuation techniques are observable or unobservable. The three levels of fair value hierarchy are set forth below. The Company's assessment of the hierarchy level of the assets or liabilities measured at fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities, which may include published net asset values ("NAV") for fund products.

Level 2 Observable inputs other than Level 1 quoted prices, such as non-binding quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data.

Level 3 Unobservable inputs that are supported by little or no market activity. These inputs require significant management judgment and reflect the Company's estimation of assumptions that market participants would use in pricing the asset or liability.

Quoted market prices may be adjusted, if events occur such as significant price changes in proxies traded in relevant markets after the close of corresponding markets, trade halts or suspensions, or unscheduled market closures. These proxies consist of correlated country-specific exchange-traded securities, such as futures, American Depositary Receipts indices or exchange-traded funds. The price adjustments are primarily determined based on third-party factors derived from model-based valuation techniques for which the significant assumptions are observable in the market.

C. Cash and Cash Equivalents

Cash equivalents are short-term, highly liquid investments that, when purchased, have an original maturity of 90 days or less. The carrying amount of cash equivalents approximates fair value. The Company maintains cash in bank accounts, which at times, may exceed federally insured limits. Deposits with one financial institution exceeded local regulatory insured limits by a total of $4,322,000 at September 30, 2024, representing a concentration of credit risk.

D. Receivables

Distribution fees receivable from affiliated funds are carried at invoiced amounts. Due to the short-term nature and liquidity of the receivables, their carrying values approximate fair value. Based on the Company's assessment, no credit loss expenses were recognized during the year ended September 30, 2024.

Fees from the funds are received on the first day of the month. Contingent Deferred Sales Charges (CDSC) fees, discussed further below, are received as redemptions occur for sales subject to the fee.

E. Revenue Recognition

Distribution Revenue

The Company earns revenue from providing distribution services to the Funds. Multiple services included in distribution and services agreements are accounted for separately when the obligations are determined to be distinct. Revenues are recognized when the Company's obligations to sell shares of the Funds are satisfied and it is probable that a significant reversal of the revenue amount would not occur in future periods. The obligations are satisfied on trade date.

Ongoing distribution fees are variable consideration determined based on a percentage of daily net asset value of the fund and are dependent on the net asset value of the shares at future points in time as well as the length of time the investor remains in the fund. As the ongoing distribution fees are uncertain on trade date, they are initially constrained and recognized as the amounts become known. Distribution fees also include CDSC which are based on contractual rates as a percentage of a client's trade value if redemptions occur during a specified period from the original purchase date. At the time of recognition, Distribution fees of $5,520,725 and CDSC of $3,784, totaling $5,524,509 for the year ended September 30, 2024, may relate to sales of shares of Royce-sponsored funds where the performance obligation was satisfied in prior periods.

When the Company enters into arrangements with broker-dealers or other third parties to sell or market proprietary fund shares and/or provide shareholder account maintenance

services, distribution and servicing expenses are accrued for the amounts owed to third parties.

F. Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America that require management to make assumptions and estimates that affect the amounts and disclosures presented. Actual results could differ from those estimates and the differences could have a material impact on the financial statements.

3. Income Taxes

The Company is a disregarded limited liability company of its Parent, Royce & Associates, LP, which files as a partnership for tax purposes. The Company has determined that it has no material uncertain tax positions as of September 30, 2024. The Company does not anticipate any significant increases or decrease to unrecognized tax benefits during the next twelve months.

The federal and state partnership returns filed by the Parent are subject to examination by the respective tax authorities. The Company is not currently under examination by income tax authorities in federal or state jurisdictions. The following tax years remain open for each of the more significant jurisdictions where the Company is subject to income tax: after fiscal year 2020 for U.S. federal tax returns and after fiscal year 2020 for New York State Partnership Returns and after 2017 for New York City UBT returns.

4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule pursuant to Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital of $5,000 or 6-2/3% of total aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (or 1500%). Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis.

As of September 30, 2024, the Company had net capital of $3,327,316 which was $3,244,353 in excess of required capital of $82,963. The Company's percentage of aggregate indebtedness to net capital was 37.40%.

The Company claims exemption from the SEC's Customer Protection Rule ("Rule 15c3-3"). Section (k)(1) of Rule 15c3-3 allows for this exemption because the Company's business is limited to the distribution of mutual funds.

5. **Commitments and Contingencies**

   In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as they would involve future claims that may be made against the Company that have not yet occurred.

6. **Related Party Transactions**

   The Company has an expense sharing agreement with the Parent whereby the Parent assumes expenses related to Marketing, Accounting and Distribution Services on behalf of the Company. For the year ended September 30, 2024, the Parent assumed $1,929,247 of expenses, therefore the results differ from those that would have been achieved had the Company operated as an independent entity.

7. **Subsequent Events**

   The Company has evaluated all subsequent events through December 13, 2024, the date the financial statements were available to be issued.

SUPPLEMENTAL SCHEDULES

Royce Fund Services, LLC
(a majority owned subsidiary of Franklin Resources, Inc.)
Computation of Net Capital Pursuant to SEC Rule 15c3-1
September 30, 2024

Total Members' Equity			$ 4,375,167
Deductions and/or charges			
Due from parent	$ 546,063		
Due from affiliates	38,212		
Distribution fees receivable	446,699		
Other assets	16,877		
Total non-allowable assets		$1,047,851	
Total deductions and/or charges			1,047,851
Net capital before haircuts on securities positions			3,327,316
Net capital			3,327,316

**Computation of basic aggregate indebtedness
and net capital requirement**

Computed net capital required (6-2/3% of total aggregate indebtedness)	$82,963	
Minimum dollar net capital requirement	5,000	
Net capital requirement		82,963
Excess net capital		$ 3,244,353
Total aggregate indebtedness		$ 1,244,439
Percentage of aggregate indebtedness to net capital		37.40%

Statement Pursuant to Paragraph (d)(4) of SEC Rule 17a-5
There are no material differences between this computation of net capital and the corresponding computation prepared by Royce Fund Services, LLC and included in its unaudited amended Part II-A FOCUS filing of September 30, 2024, filed on December 13, 2024.

Royce Fund Services, LLC
(a majority owned subsidiary of Franklin Resources, Inc.)
Statement Regarding Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3
September 30, 2024

The Company has claimed exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.

There are no material differences between the information presented above and the information presented in the Company's unaudited amended Part II-A FOCUS filing as of September 30, 2024, filed on December 13, 2024.

Royce Fund Services, LLC
(a majority owned subsidiary of Franklin Resources, Inc.)
Information Relating to Possession or Control Requirements for Brokers and Dealers
Pursuant to SEC Rule 15c3-3
September 30, 2024

The Company is claiming an exemption from the possession or control requirements in accordance with provisions of Rule 15c3-3 pursuant to paragraph k(1) of such rule under the Securities Exchange Act of 1934.

There is no material difference between the information presented above and the information presented in the Company's unaudited amended Part II-A FOCUS filing as of September 30, 2024, filed on December 13, 2024.



Report of Independent Registered Public Accounting Firm

To the Board of Directors and management of Royce Fund Services, LLC

We have reviewed Royce Fund Services, LLC's (the "Company") assertions, included in the accompanying Royce Fund Services, LLC Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended September 30, 2024 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended September 30, 2024.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

December 13, 2024

Royce Fund Services, LLC Exemption Report

Royce Fund Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period from October 1, 2023 through September 30, 2024 without exception.

Royce Fund Services, LLC

I, Thomas R. Palasits, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
s/s

Chief Financial Officer

December 13, 2024